IN THE UNITED STATES DISTRICT COURT
     FOR THE WESTERN DISTRICT OF OKLAHOMA

SECURITIES AND EXCHANGE COMMISSION,     )
                                        )
                    Plaintiff,          )
                                        )
v.                                      )   Case No. CIV-00-1375-R
                                        )
BROADBAND WIRELESS INTERNATIONAL        )
CORPORATION, a Nevada Corporation;      )
BROADCOM WIRELESS COMMUNICATIONS        )
CORPORATION, an Oklahoma Corporation;   )
IVAN W. WEBB, and                       )
DONALD L. KNIGHT,                       )
                                        )
                    Defendants,         )
                                        )
and                                     )
                                        )
BLACK GIANT RESOURCES CORPORATION,      )
an Oklahoma Corporation;                )
BROADBAND WIRELESS COMMUNICATIONS       )
CORPORATION, an Oklahoma Corporation;   )
MEDSCAN TECHNOLOGIES, INC., an Oklahoma )
Corporation; and                        )
KIMBERLY KNIGHT,                        )
                                        )
                    Relief Defendants.  )

     SECOND PRELIMINARY REPORT OF TEMPORARY RECEIVER

     Peter B. Bradford, Temporary Receiver, ("TR") was appointed by this Court on August 11, 2000, pursuant to this Court's Order of that date and was directed to take the actions described in the Order with respect to Defendants Broadband Wireless International Corporation, Broadcom Wireless Communications Corporation, and Relief Defendants Black Giant Resources Corporation, Broadband Wireless Communications
Corporation and Medscan Technologies, Inc.   A Preliminary Report of
Temporary Receiver was filed herein on September 15, 2000. This report will focus on activities of TR since that date.

     FINANCIAL INFORMATION

     Pursuant to the August 11, 2000 Order Appointing the Temporary Receiver, TR and his legal counsel have taken custody and control of Receivership Assets. TR has received cash or checks totaling $411,802.05. Creditors of BBAN and the TR and Counsel were paid $66,530.66 pursuant to this Court's Order of October 16, 2000.

     The Receiver established a bank account at MidFirst Bank, Oklahoma City on August 14, 2000, into which all receipts by TR have been deposited and from which payments authorized by this Court have been made. The non-interest bearing checking account has a balance of $94,772.85 and the money market account balance is $250,498.54, for a total of $345,271.39 as of October 31, 2000.

     BUSINESS ACTIVITIES OF THE RECEIVER

     The oil properties of BBAN were valued at $10,000.00 as reported in the Preliminary Report of Temporary Receiver dated September 15, 2000. Those properties were sold for $10,000.00 cash on September 15, 2000. One of the Defendants described in the Preliminary Report of Temporary Receiver has settled a claim by BBAN on his Promissory Note by payment of $100,000.00 in cash. The other lawsuits are still pending in this Court and it is anticipated that those will be settled or set for hearing before the end of this year. TR anticipates filing several more actions against Shareholders of BBAN who received stock without providing adequate consideration or who obtained profits from the sale of BBAN stock which belonged to the company.

     On October 16, 2000 this Court approved the settlement of a lawsuit by BBAN against Aaro Environmental and others. Pursuant to that Order, BBAN has received $241,000.00 in cash and will receive an additional $159,000.00 in cash by no later than December 16, 2000. The

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
full details of the settlement and the entire consideration received by BBAN are described in the Order Approving Settlement filed herein on
October 17, 2000.   The value of the settlement to BBAN exceeds One
Million Dollars.

     TR is negotiating with other persons who have liability to BBAN and expects to achieve settlements of these matters within the next thirty days. TR has seized and sold an automobile purchased for a Shareholder with funds belonging to BBAN and has placed a lien on real estate, the proceeds of which will be paid to BBAN in the amount of $188,000.00 once the property is sold.

     TR estimates that proceeds of settlements and lawsuits against third persons as described above could exceed $1,000,000.00.

     FUTURE ACTIVITIES

     In order to evaluate possible business combinations with one or more other entities, which could establish business operations producing revenues and earnings for BBAN, TR has appointed an advisory committee of interested shareholders of BBAN to evaluate those proposals. That committee is composed of Albie Schaffer of Sugarland, Texas, Dr. Ron Tripp of Norman, Oklahoma, Michael Holbrook of Edmond, Oklahoma and William Higgins of Claremore, Oklahoma. The advisory committee has met with several third-party entities which are interested in a business combination with BBAN. The advisory committee and TR will be meeting with these third-parties within the next few weeks and if a viable business deal is forthcoming TR will present a proposed plan to the Court for consideration and approval.

     Because any such business plan would have to take into account a myriad of factors, it is unlikely that the plan can be approved before the end of this year.


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

     TR and counsel continue to respond to inquiries from shareholders, creditors, counsel for litigants, the advisory committee, accounting and technical advisors in an effort to create some value for Broadband shareholders.

     THE OTHER RECEIVERSHIP DEFENDANTS AND RELIEF DEFENDANTS

     Co-Defendant Don Knight is still absent from the jurisdiction and is believed to be in Costa Rica; the Lincoln Navigator automobile described in the first report of Receiver has been recovered and turned back to Ford Motor Credit Company, the leasing agent, without further exposure to the Receivership Defendants. The Securities and Exchange Commission has provided to the TR documents and records concerning certain activities of the Defendants in this action which will be of assistance to the Receivership in pursuing third-parties. TR anticipates the filing of additional lawsuits and seizing additional properties located throughout the United States which are believed to be assets belonging to BBAN and its shareholders rather than to the persons who currently have title to those properties.

     RECOMMENDATION

     TR recommends that the Receivership continue until December 31, 2000 to permit the additional recovery of assets, consideration of business plans and activities. Now that the Receivership has substantial assets to support its ongoing activities and for use as capital in future business operations, TR requests that the Court give the Receivership some additional time to achieve its goals. It is anticipated that another report will be submitted to the Court on or before December 31, 2000.


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
     Dated this 1st day of November, 2000.


                               /s/ Peter B. Bradford

                              ________________________________________
                              Conner & Winters, P.C.
                              One Leadership Square
                              211 N. Robinson, Ste. 1750
                              Oklahoma City, Oklahoma 73102
                              (405) 272-5711
                              (405) 232-2695 Facsimile

                              TEMPORARY RECEIVER FOR BROADBAND WIRELESS
                              INTERNATIONAL CORPORATION, ET AL.





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

     CERTIFICATE OF SERVICE

     On this 1st day of November, 2000, a true and correct copy of the above and foregoing document was mailed to the following counsel of record:

Harold R. Loftin, Jr.
801 Cherry Street, Suite 1900
Fort Worth, Texas 76102

Richard Hewitt
104 Houston Street, Ste. D
Roanoke, Texas 76262

                                    /s/ Peter B. Bradford

                                   __________________________________
                                   Peter B. Bradford








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